SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

GEOPARK LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON SHARES, PAR VALUE U.S.$0.001 PER SHARE

(Title of Class of Securities)

G38327105

(CUSIP Number of Class of Securities)

Mónica Jiménez González
Chief Strategy, Sustainability and Legal Officer
GeoPark Limited
Calle 94 N° 11-30, 8o floor
Bogotá, Colombia
Phone: +57 1 743 2337
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Maurice Blanco, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450-4000

Fax: (212) 701-5800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2024 (as supplemented or amended from time to time, the “Schedule TO”), by GeoPark Limited (the “Company”), an exempted company limited by shares incorporated under the laws of Bermuda, in relation to the Company’s offer (the “Offer”) to purchase for cash up to an aggregate amount of U.S.$50,000,000 of its common shares, par value U.S.$0.001 per share, at a purchase price not greater than U.S.$10.00 nor less than U.S.$9.00 per share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2024 (as supplemented or amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as supplemented or amended from time to time, the “Letter of Transmittal”).

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO and the Exhibits thereto. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exhibits thereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Exhibits thereto.

ITEMS 1 THROUGH 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

General

Description of the Source of Funds

The words “cash and investments” appearing on the cover page of the Offer to Purchase and on pages ii, 1, 5 and 16 of the Offer Purchase are replaced in their entirety by the words “cash and cash equivalents”.

Withdrawal Date for Tendered Shares Not Accepted for Payment

The date of “May 15, 2024” appearing on pages v, 1 and 10 of the Offer Purchase is replaced in its entirety by the date of “May 14, 2024”.

Annual Report on Form 20-F

The words “Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which we filed with the SEC on March 30, 2023 (including any amendments thereto filed with the SEC from time to time, whether before, on or after the date hereof, the “2022 20-F”)” appearing on page viii of the Offer to Purchase are replaced in their entirety by the words “Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which we filed with the SEC on March 28, 2024 (the “2023 20-F”)”.

The words “2022 20-F” appearing on page ix of the Offer to Purchase are replaced in their entirety by the words “2023 20-F”.

Inside Cover of the Offer to Purchase

The sixth paragraph on the inside cover of the Offer to Purchase is replaced in its entirety by the following:

“WE ARE NOT MAKING THE OFFER TO SHAREHOLDERS IN ANY JURISDICTION WHERE IT WOULD BE ILLEGAL TO DO SO. HOWEVER, WE MAY, AT OUR DISCRETION, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THIS OFFER TO SHAREHOLDERS IN ANY SUCH JURISDICTION IN COMPLIANCE WITH APPLICABLE LAWS. IN ANY JURISDICTION WHERE THE SECURITIES OR BLUE SKY LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER IS BEING MADE ON OUR BEHALF BY THE DEALER MANAGER OR ONE OR MORE REGISTERED BROKERS OR DEALERS, WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.”

Section Captioned “Summary Term Sheet” in the Offer to Purchase

The second bullet in the section of the Offer to Purchase captioned “Summary Term Sheet—What are the significant conditions to the Offer?” appearing on page iii of the Offer to Purchase is replaced in its entirety by the following:

“No general suspension of trading in securities on any national securities exchange in the United States or in the over-the-counter market or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred.”

Section 3 (“Procedures for Tendering Shares”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

The last sentence of the first paragraph appearing on page 10 of the Offer to Purchase in Section 3 (“Procedures for Tendering Shares”) is replaced in its entirety by the following:

“By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

Section 7 (“Conditions of the Tender Offer”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

The second bullet of Section 7 (“Conditions of the Tender Offer”) appearing on page 13 of the Offer to Purchase is replaced in its entirety by the following:

“any general suspension of trading in securities on any national securities exchange in the United States or in the over-the-counter market;”

The last paragraph of Section 7 (“Conditions of the Tender Offer”) appearing on page 15 of the Offer to Purchase is replaced in its entirety by the following:

“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time. If an abovementioned offer condition is triggered while the Offer is pending, the Company will promptly notify its shareholders. Any determination by us concerning the events described in this section will be final and binding upon all persons.”

Section 9 (“Source and Amount of Funds”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

The second paragraph in Section 9 (“Source and Amount of Funds”) appearing on page 16 of the Offer to Purchase is replaced in its entirety by the following:

“We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer from our cash and cash equivalents, being from amounts otherwise available for dividend or distribution. As of March 19, 2024, we had approximately U.S.$153.2 million in cash and cash equivalents. Our cash equivalents consist of (1) United States dollars, Colombian pesos or money in other currencies received in the ordinary course of business, (2) U.S. government obligations or certificates representing an ownership interest in U.S. government obligations with maturities not exceeding one year from the date of acquisition, (3) (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof having capital, surplus and undivided profits in excess of U.S.$500 million whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s, and (4) money market funds at least 95% of the assets of which consist of investments of the type described previously. The Offer is not conditioned upon the receipt of financing. See Section 7.”

Section 10 (“Certain Information Concerning the Company”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

Where You Can Find More Information

The first paragraph under the caption “Where You Can Find More Information” in Section 10 (“Certain Information Concerning the Company”) appearing on page 16 of the Offer to Purchase is replaced in its entirety by the following:

“We file annual and current reports and other information with the SEC relating to our business, financial condition and other matters. The SEC maintains an internet website that contains reports, proxy, information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company’s investor relations website address is https://ir.geo-park.com/overview/default.aspx.”

Section 10 (“Certain Information Concerning the Company”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

Incorporation by Reference

The first bullet under the caption “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) appearing on page 17 of the Offer to Purchase is replaced in its entirety by the following bullet:

“our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which we filed with the SEC on March 28, 2024 (the “2023 20-F”);”

The fifth and sixth bullets under the caption “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) appearing on page 17 of the Offer to Purchase are deleted in their entirety.

The word “and” is added at the end of the third bullet under the caption “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) appearing on page 17 of the Offer to Purchase and the semicolon at the end of the fourth bullet on such page is replaced by a period.

Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

Director and Officer Compensation and Other Arrangements

The following text is inserted into Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) at the beginning of page 22 of the Offer to Purchase:

“Retention and Hiring Bonus Scheme

On March 8, 2022, our Board of Directors approved a pool of approximately 215,000 shares oriented for retention of key employees and new hires bonuses, under the Plan. Vesting of the plan is in a three-year period from the grant date.”

Section 16 (“Fees and Expenses”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

The sixth paragraph in Section 16 (“Fees and Expenses”), appearing on page 29 of the Offer to Purchase, is replaced in its entirety by the following:

“We will not pay any fees or commissions to brokers, dealers or other persons (other than the fees of the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting or recommending tenders of shares pursuant to the Offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Dealer Manager, Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 6 in the Letter of Transmittal.”

ITEM 12. EXHIBITS.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by replacing Exhibit (a)(5)(A) with the following exhibit:

(a)(5)(A)**	Annual Report on Form 20-F of GeoPark Limited for the year ended December 31, 2023, filed on March 28, 2024 (incorporated by reference to such filing).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024

GEOPARK LIMITED
By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated March 20, 2024.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated March 20, 2024.

(a)(1)(G)*	Summary Advertisement.

(a)(5)(A)**	Annual Report on Form 20-F of GeoPark Limited for the year ended December 31, 2023, filed on March 28, 2024 (incorporated by reference to such filing).

(a)(5)(B)*	Q4 2023 and FY 2023 Earnings Release issued on March 6, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C, as filed with the SEC on March 6, 2024).

(a)(5)(C)*	Transcript of the Q4 2023 and FY 2023 Earnings Conference Call issued on March 11, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C, as filed with the SEC on March 11, 2024).

(b)	Not Applicable.

(d)(1)*	GeoPark Limited 2018 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed December 12, 2018).

(d)(2)*	GeoPark Limited 2016 Non-Executive Director Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed October 28, 2016).

(d)(3)*	Compensation Recoupment Policy.

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.

________________________

*	Previously filed with the Schedule TO on March 20, 2024.

**	Filed herewith.